CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Provides Enrolment Update and Forecasted Revenue for 2009

October 7th, 2008 CNW Group: CIBT Education Group Inc. (AMEX: MBA; TSX.V: MBA) is pleased to report that its total student enrollment across all education units increased by 80% as compared to the same period last year.

As of September 30th, 2008, student enrollment in CIBT’s 48 colleges in China, Canada, the Philippines, and Jordan totaled 6,172 students as compared to 3,420 students one year ago.  CIBT’s Weifang Wyotech campus, in Shandong province, experienced triple digit percentage growth with record enrollment figures since its inception in 2006.  One of the highest enrollment increases occurred in the Auto Technician program at CIBT Wyotech Automotive Institute in Weifang, China which achieved a 161% rate of growth over last year.

Based on current enrollments, new enrollments and moderate revenue growth projections, the company’s projected consolidated revenue for the fiscal year ending August 31, 2009 is estimated at approximately US$43.0 million as compared to fiscal June 2008’s US$26.7 million, an increase of 61%, and June 30th fiscal 2007’s US$8.2 million, an increase of 424%.  Contributing risk factors that can adversely affect the company’s forward-looking projected revenue figure for fiscal 2009 include but are not limited to student withdrawals, the ability to seek funding for education, a lower level of enrollment than anticipated in the company’s programs and government regulations on enrollment limits; accordingly, actual results may vary.  The purpose of this projection is to provide investors with guidance as to the anticipated consolidated revenue for the current fiscal year and may not be appropriate for other purposes.

The company’s cash on hand as of September 20th, 2008 exceeded C$10 million dollars with no long term debt.  The company plans to utilize its strong cash position to seek out acquisition opportunities in Asia during this global economic downturn.

As of September 30th, 2008, international enrollments at Sprott-Shaw’s Greater Vancouver campus locations in Canada have experienced substantial growth from last year with the majority of students coming from overseas.  International students now represent 65% of the total number of students currently enrolled in the company’s system of colleges in China and Canada.

“Our company continues to realize on its corporate strategy by designing our programs to consist of part-time studies in the student’s home country, and finalizing their studies in North America,” commented Toby Chu, Vice-Chairman and CEO of CIBT Education Group.  “A similar structure is at the planning stage for our North American students, which will be designed for them to gain study and work experience in Asia.  We believe that this program structure better enables quality delivery and cross cultural integration.  Additionally, students will receive overseas work and study experience, improved language skills, and ultimately better paying jobs working for multinationals in their home countries.  Our tuition rates are typically higher than our domestic competition in Asia, as we believe our program adds substantial value to our students for post graduate earning potential.”

“In addition, our strategy of exporting Sprott-Shaw’s century old experience and advanced western curriculum to Asia is progressing quickly and successfully, and provides an excellent feeder system to attract Asian students to initiate their studies at home and eventually complete their studies in North America,” continued Mr. Chu. “We are excited to realize our vision of building Sprott-Shaw into a global college with both international and domestic students.  Our ultimate objective is to build a world class organization with an international perspective that encompasses quality curricula and provides our students with an unparalleled learning experience.”

About CIBT Education Group Inc.:

CIBT is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute, Concordia Career College, Modus International Language College and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College, Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 48 business and language colleges with a presence in Canada,

China, Vietnam, Jordan and the Philippines. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence across China and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.  CIBT also owns Irix Design Group, a leading full service design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

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